Confidential Treatment Request Pursuant to 17 CFR § 200.83 and the Freedom of Information Act

March 2, 2011

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C.  20549-4631

Attn:	Mr. Rufus Decker
Accounting Branch Chief

Re:	International Lease Finance Corporation
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 1-31616

Ladies and Gentlemen:

This letter is submitted by International Lease Finance Corporation, a California corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on February 24, 2011.  The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”), (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, (iii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 and (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.

Form 10-K for the Year Ended December 31, 2009

General

1.                                    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including any registration statements.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
March 2, 2011
ILFC CTR 002 — Page 2

The Company respectfully advises the Staff that, where a comment from the Staff requests additional disclosures or other revisions to be made, the Company will include revised or additional disclosure in its future filings with the SEC, as indicated in its responses below.

Financial Statements

Note B – Summary of Significant Accounting Policies

Lease Revenue, page 53

2.                                    We have read your response to prior comment three.  You will present the total overhaul rental payments you receive from lessees as revenue.  As we have previously indicated, we object to you recording the total amount of overhaul rental received as revenue.  We further indicated that it was unclear to us the nature of the expense that your provision for overhauls represents.  In addition, is also unclear to us the appropriateness of recording expense within your “Revenues and other income” caption.  We continue to believe that the amount of revenue you should reflect within your “Revenue and other income” caption of the face of your statements of income is the amount of overhaul rentals you do not expect to reimburse to the lessee.

The Company respectfully advises the Staff that it will revise Rentals of flight equipment in all periods presented in future filings to include only those overhaul rentals which the Company determines that the Company does not expect to reimburse to its lessees. Further, the Company will remove references to Provision for overhauls from future filings.

Flight Equipment Marketing, page 53

3.                                    We have read your response to prior comment 7.  You indicated that you will continue to disclose in “Flight equipment marketing and gain/loss on the sale of aircraft,” aircraft sales transactions that are contacted [sic] and consummated in the same quarter as a gain or loss on sale.  Please confirm that you will present your fair value adjustments and impairment charges related to aircraft held-for-sale within expenses even if the aircraft sales transactions are contracted and consummated in the same quarter.

The Company respectfully advises the Staff and confirms that it will revise its future financial statements and record all losses on aircraft transactions including fair value adjustments and impairment charges as expenses and will record all gains on aircraft transactions in revenues.  The Company advises the Staff that it will revise the captions in its Statement of Operations to reflect this accounting treatment.  The caption in Revenues will now read “Flight equipment marketing revenues and gain on sale of aircraft” and the caption in expenses will read “Aircraft impairment charges and fair value adjustments on flight equipment disposed of or to be disposed of”.  Further, any gain on sale that arises after recording an impairment charge on flight equipment disposed of or to be disposed of will be recorded in the same line item as the related charge.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
March 2, 2011
ILFC CTR 002 — Page 3

Provision for Overhauls, page 53

4.                                    We have read your response to prior comment 8.  You indicate that the change in the capitalized overhaul depreciable life will be recorded in your 2010 annual financial statements and will be disclosed as appropriate.  Please provide us with your materiality assessment related to this change in accounting for all periods presented.  Refer to SAB Topic 1:M.1.

The Company respectfully advises the Staff that it regularly performs materiality assessments related to errors identified in the preparation of its financial statements. As such, the Company prepared a materiality assessment as of December 31, 2010 considering all errors including changes in reclassifications and those disclosed in previous filings and previous letters to the Staff.  The result of that analysis was that the Company concluded that its financial statements at December 31, 2010 and for the three years then ended and for each of the quarterly periods in the two years then ended were free of material error.  A summary of the quantitative and qualitative assessments related to all items affecting Net (loss) income including the change in the amortization period of the capitalized overhauls is attached as Exhibit A.

Form 10-Q for the Period Ended September 30, 2010

General

5.                                    Please address the comments above in your interim filings as well.

The Company notes the Staff’s comment and will include disclosures where applicable in its future interim filings.

* * * * *

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
March 2, 2011
ILFC CTR 002 — Page 4

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (310) 788-1999 or John-Paul Motley at (213) 430-6100.

Thank you.

Respectfully submitted,

/s/ Kurt H. Schwarz

Kurt H. Schwarz
Senior Vice President and Chief Accounting Officer

cc:	Mr. Frederick S. Cromer
Mr. Alan H. Lund
Mr. John-Paul Motley, Esq., O’Melveny & Myers LLP

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
March 2, 2011
ILFC CTR 002 — Page 5

Exhibit A – Materiality assessment related to the change in the amortization period of the capitalized overhauls

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*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.